June 22, 2007

VIA FAX TRANSMISSION (202)-772-9368 or (202772-9369)

United States Securities

and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, D.C. 20549

Attention: Jennifer R. Hardy

Legal Branch Chief

Re:	ValueRich, Inc.
Registration Statement on Form SB-2
File No. 333-135511

Dear Ms. Hardy:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, the undersigned, on behalf of the several Underwriters, wishes to advise you that the Preliminary Prospectus for the above-captioned offering was distributed to all Underwriters, Institutions, Dealers, and others requesting the same. The Underwriters have taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters, dealers, institutions, associated persons and others who it is reasonably anticipated will be invited to participate in the distribution of the security to be offered or sold.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, the Underwriters hereby join in the request of ValueRich, Inc. for acceleration of the effective date of the above-referenced Registration Statement so that it may become effective by 5:00 p.m. Eastern Daylight Time on June 25, 2007, or as soon thereafter as practicable. The undersigned hereby confirm that the Underwriters will comply with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, in connection with the offering.

Very truly yours,

US EURO SECURITIES, INC.

By: /s/ Michael Fugler
Michael Fugler, Chairman

LANE CAPITAL MARKETS, LLC

By: /s/ John D. Lane
John D. Lane, President